Exhibit 99.1

Arcturus Therapeutics Reports Second Quarter 2018 Financial Results and Provides Corporate Update

San Diego, Calif, October 1, 2018 (GLOBE NEWSWIRE) – Arcturus Therapeutics Ltd. (NASDAQ: ARCT), a leading RNA medicines company focused on the development and commercialization of therapeutics towards rare, infectious, fibrotic, and respiratory diseases with significant unmet medical need, today reported its financial results for the quarter and six months ended June 30, 2018, and provided a corporate update.

“Arcturus continues to make excellent progress,” said Joseph Payne, President & CEO of Arcturus Therapeutics.   “We are encouraged to see LUNAR-OTC and LUNAR-CF advancing in accordance with timelines and generating exciting preclinical data under the tutelage of a talented and growing management team.  Our strong balance sheet continues to support our ability to pursue our key value creating milestones. ”

Recent Highlights

•	Achieved key milestones as part of the agreement with the CF Foundation, triggering an undisclosed payment to Arcturus advancing LUNAR-CF to treat cystic fibrosis.
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Demonstrated proof of concept for LUNAR® lipid-mediated delivery of mRNA in OTC spf-ash mice, a model of Ornithine Transcarbamylase (OTC) deficiency, the most common urea cycle disorder in humans. Filing an IND is currently expected in the second half of 2019 for LUNAR-OTC.

•	Presented preclinical data at the Cystic Fibrosis Foundation Research Conference in June:
o	Identified novel human mRNAs that yielded higher functionally-active CFTR protein levels compared to the natural sequence.
o	Achieved proof-of-concept for efficient nebulized delivery of mRNA to murine bronchial epithelial cells.
•	Appointed four new independent directors to the Board, effective May 29, 2018: Dr. Peter Farrell, Mr. Andrew Sassine, Mr. James Barlow and Dr. Magda Marquet.
•	Appointed Andrew Sassine as Interim Chief Financial Officer (CFO), effective August 24, 2018. The Company has initiated a search for a permanent CFO.
•	Appointed Kevin T. Skol as Senior VP of Business Development & Alliance Management, and Suezanne Parker Ph.D., as VP of Translational Biology.
•	Appointed Ernst & Young LLP as Company’s Independent Auditor.

Financial Results for the Quarter and Six Months Ended June 30, 2018

For the second quarter ended June 30, 2018, Arcturus reported a net loss of approximately $10.0 million, or ($0.99) per share, basic and diluted, compared with a net loss for the second quarter of 2017 of $1.1 million, or ($0.54) per share, basic and diluted. For the six months ended June 30, 2018, net loss was approximately $16.5 million, or ($1.65) per share, basic and diluted, compared with a net loss for the six months ended 2017 of $2.4 million, or ($1.20) per share, basic and diluted.   The loss for the second quarter of 2018 and the six months ended June 30, 2018 includes litigation and related costs arising from the previously disclosed dispute that was settled in May of 2018 and its related one-time charges of $4.9 million and $7.3 million, respectively.

•	Cash, cash equivalents, and investments totaled $39.8 million as of June 30, 2018.

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Revenues in conjunction with strategic alliances and collaborations The Company enters into arrangements with pharmaceutical and biotechnology partners that may contain upfront payments, license fees for research and development arrangements, research and development funding, milestone payments, option exercise fees and royalties on future sales.  For the second quarter of 2018, Arcturus reported revenue of $2.4 million, compared with $3.8 million during second quarter of 2017.  For the six months ended June 30, 2018, Arcturus reported revenue of $4.8 million, compared with revenue of $7.7 million during the six months ended June 30, 2017.

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Operating Expenses Total operating expenses for the second quarter of the 2018 were $12.5 million compared with $4.8 million for the same period of 2017, including share-based compensation of $0.1 million and de minimus amount, respectively.  Total operating expenses for the six months ended June 30, 2018 were $21.5 million compared with $10.1 million for the same period in 2017, including share-based compensation of $0.2 million and less than $0.1 million, respectively.  The increase in operating expenses is primarily due to litigation and its related one-time costs of $4.9 million and $7.3 million, during the three and six months ended June 30, 2018, respectively.  The litigation and related one-time costs of $4.9 million for the three months ended June 30, 2018 included legal fees of $2.9 million, a $1.2 million director “tail” insurance policy and professional fees and other personnel costs of $0.8.  The litigation  and related one-time costs of $7.3 million for the six months ended June 30, 2018 included legal fees of $4.4 million, a $1.2 million director “tail” insurance policy and professional and other personnel costs of $1.7 million.  The Company is in the process of seeking reimbursement of a portion of the litigation and related one-time costs through its Directors and Officers (D&O) insurance policy and anticipates receiving partial reimbursement of these costs during the fourth quarter of 2018.  Additionally, the Company had higher expenditures in 2018 to support public company costs.

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, California, Arcturus Therapeutics Ltd. (NASDAQ: ARCT) is an RNA medicines company with enabling technologies – UNA Oligomer chemistry and LUNAR® lipid-mediated delivery. Arcturus’ diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus’ versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (140 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus’ proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and the Cystic Fibrosis Foundation. For more information, visit www.Arcturusrx.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements.  Examples of such statements include, but are not limited to, statements relating to the agreement with the Cystic Fibrosis Foundation, the potential filing of an IND for LUNAR-OTC, the appointment of new employees, and reimbursement of litigation costs under the Company’s D&O insurance policy. Arcturus may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements and you should not place undue reliance on such forward-looking statements. Actual results and performance could differ materially from those projected in any forward-looking statements as a result of many factors, including without limitation, an inability to develop and market product candidates.  Such statements are based on management’s current expectations and involve risks and uncertainties, including those discussed under the heading “Risk Factors” in Arcturus’ Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on May 14, 2018 and in subsequent filings with, or submissions to, the SEC. Except as otherwise required by law, Arcturus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Contact

Neda Safarzadeh
Arcturus Therapeutics
(858) 900-2682
IR@ArcturusRx.com

Arcturus Investor Contacts

Michael Wood

LifeSci Advisors LLC

(646) 597-6983

mwood@lifesciadvisors.com

ARCTURUS THERAPEUTICS Ltd. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(U.S. dollars in thousands)

	June 30, 2018	December 31, 2017
Assets
Current assets:
Cash, cash equivalents, and investments	$39,777	$48,573
Accounts receivable	1,371	480
Prepaid expenses and other current assets	534	1,815
Total current assets	41,682	50,868

Other assets	2,640	1,156
Total assets	$44,322	$52,024
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$2,781	$1,790
Other current liabilities	15,472	9,250
Total current liabilities	18,253	11,040

Long term liabilities	8,274	7,190
Total liabilities	26,527	18,230

Shareholders' equity
Total shareholders' equity	17,795	33,794
Total liabilities and shareholders' equity	$44,322	$52,024

ARCTURUS THERAPEUTICS Ltd. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenue in conjunction with strategic alliances and collaborations	$2,386	$3,761	$4,753	$7,682
Operating expenses:
Research and development, net	4,225	3,769	8,166	8,002
General and administrative	8,233	1,058	13,331	2,092
Total operating expenses	12,458	4,827	21,497	10,094
Loss from operations	(10,072)	(1,066)	(16,744)	(2,412)
Finance (expense) income, net	122	(33)	223	(33)
Net loss	$(9,950)	$(1,099)	$(16,521)	$(2,445)
Net loss per share, basic and diluted	$(0.99)	$(0.54)	$(1.65)	$(1.20)
Weighted average shares outstanding-basic and diluted	10,057,048	2,031,599	10,042,522	2,031,599

ARCTURUS THERAPEUTICS Ltd. AND ITS SUBSIDIARIES

SELECTED FINANCIAL DATA

	For the quarter ended
(in thousands, except per share and share data)	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017

	(Unaudited)
Revenue in conjunction with strategic alliances and collaborations	$2,386	$2,367	$2,020	$3,296	$3,761	$3,921
Research & development expenses, net	4,225	3,941	3,030	4,886	3,769	4,233
General and administrative expenses	8,233	5,098	3,957	1,523	1,058	1,034
Net loss from operations	(10,072)	(6,672)	(4,967)	(3,113)	(1,066)	(1,346)
Net loss	(9,950)	(6,571)	(5,280)	(3,177)	(1,099)	(1,346)
Net loss per share, basic and diluted	$(0.99)	$(0.66)	$(0.86)	$(1.51)	$(0.54)	$(0.66)
Weighted average shares outstanding, basic and diluted	10,057,048	10,027,834	6,151,580	2,099,318	2,031,599	2,031,599

	As of
	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017

	(Unaudited)
Working capital	$23,429	$37,383	$39,828	$5,144	$6,432	$1,706
Total assets	$44,322	$52,483	$52,024	$12,221	$13,354	$9,678
Shareholders' equity (deficit)	$17,795	$27,543	$33,794	$(1,999)	$(826)	$253